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May 7, 1997



Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D.C. 20549-2885


     RE:  Meridian Point Realty Trust 83 Withdrawal of Form 8-K
          Registration No. 000-12166


To Whom it may concern:

     The Meridian Point Realty Trust VIII 8-K was filed with incorrect CIK and CCC codes identifying it as Meridian Point Realty Trust 83, when it should have been for Meridian Point Realty Trust VIII. Please find herewith a formal request to withdraw this 8-K (Registration No. 000-12166). A corrected 8-K has been filed for Meridian Point Realty Trust VIII.

     If there are any questions concerning this matter, please contact Michelle Alich @ RR Donnelley Financial (415) 291-4226.

Thank you